March 16, 2011

Filed Via EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	JNLNY Separate Account I ("Registrant") of Jackson National Life Insurance Company of New York (File No. 811-08401 and 333-________)

Commissioners:

On behalf of the above-referenced Registrant, attached for electronic filing under the Securities Act of 1933, as amended, is a registration statement on Form N-4 ("Form N-4 Registration Statement").

Registrant is requesting selective review.  The prospectus contained in the Form N-4 Registration Statement (the “Prospectus”)  is substantially similar to the prospectus contained in the amendment to the registration statement on Form N-4 filed on January 20, 2011 by Registrant (File Nos. 333-70384 and 811-08401) (the "Prior Filing"). That prospectus has been the subject of review and comment by the Staff in connection with the Prior Filing. Pursuant to comments by the Staff, the prospectus is now being filed in a separate N-4 registration statement. For the convenience of the Staff and to avoid duplicative review, Registrant notes that the Prospectus includes the changes made as the result of the Staff’s comments on March 3, 2011 when it was included in the Prior Filing.

Under separate cover to the Staff reviewer, we are providing a courtesy copy of the Prospectus to show changes from the prospectus contained in the Prior Filing.

In accordance with Rule 461 under the 1933 Act, the Registrant and Jackson National Life Distributors LLC, the registrant's principal underwriter, are submitting  a request for acceleration of the effective date to March 23, 2011, of the N-4 Registration Statement that acknowledges Registrant’s and Jackson National Life Distributors LLC’s obligations and includes the so called Tandy language.

If you have any questions, please call me at (517) 367-3872, or Joan E. Boros, Jorden Burt LLP at (202) 965-8150.

Yours truly,

fRANK JULIAN

Frank Julian
Associate General Counsel

Cc:           Ellen Sazzman
Joan E. Boros

March 16, 2011

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:           Jackson National Life Insurance Company of New York
JNLNY Separate Account I ("Registrant")
Post-Effective Amendment to Registration Statement on Form N-4
(File Nos. 811-08401 and 333-______) filed on March 16, 2011
(the "Registration Statement")

Dear Commissioners:

Registrant and the undersigned principal underwriter, Jackson National Life Distributors LLC, hereby request, pursuant to Rule 461 under the Securities Act of 1933, that the Commission declare the Registration Statement effective on March 23, 2011,  or as soon prior to or thereafter as practicable.

To our knowledge, no distribution of copies of the Amendment or the prospectus included therein has been made to prospective investors.  Distributions thereof have been made only for purposes of internal use by Registrant and for regulatory filings.

Registrant and the principal underwriter represent that their request is consistent with the public interest and the protection of investors.

Registrant hereby also acknowledges, as required by the Commission, as follows:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

JNLNY Separate Account I                                                                       Jackson National Life Distributors LLC

By: s/_THOMAS J. MEYER______                                                                           By: s/___THOMAS J. MEYER_____
Thomas J. Meyer                                                                   Thomas J. Meyer
Senior Vice President,                                                                        Manager and Secretary
General Counsel, Secretary
and Director